UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 1, 2024

Commission File Number:  001-33414

Denison Mines Corp.

(Name of registrant)

1100-40 University Avenue

Toronto ON

M5J 1T1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Amanda Willett
Date: March 1, 2024	Amanda Willett
Vice President Legal and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1	Consolidation Financial Statements for the year ended December 31, 2023
99.2	Management's Discussion and Analysis for the financial year ended December 31, 2023
99.3	Consent of KPMG LLP
99.4	Ontario Form 13-502F1 - Reporting Issuer Participation Fee Form
99.5	Alberta Form 13-501F1 - Reporting Issuer Participation Fee Form

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase